Exhibit 99.1

Euro Tech Holdings Company Limited Receives Compliance Letter from NASDAQ OMX Related to Bid Price

Hong Kong — February 3, 2012 - Euro Tech Holdings Company Limited (NASDAQ:CLWT, the “Company”), today announced that on February 1, 2012, it received a compliance letter from the NASDAQ OMX notifying the Company that because the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater from January 18, 2012 to January 31, 2012, the Company has regained compliance with Listing Rule 5550(a)(2).

Forward-Looking Statements

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2010.

Contact:

Euro Tech Holdings Company Limited, Hong Kong

T.C. Leung, Chairman and CEO, or Jerry Wong, CFO

Tel: +852-2814-0311

Fax: +852-2873-4887

Website: http://www.euro-tech.com